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Exhibit 99.12

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities — Oil and Gas (unaudited)
December 31, 2014

The following disclosures have been prepared by Baytex Energy Corp. ("Baytex" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserve Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2014 were as follows:

	Canada			United States			Total
	Crude Oil & NGL (mbbl)	Bitumen (mbbl)	Natural Gas (mmcf)	Crude Oil & NGL (mbbl)	Bitumen (mbbl)	Natural Gas (mmcf)	Crude Oil & NGL (mbbl)	Bitumen (mbbl)	Natural Gas (mmcf)
Net proved reserves
December 31, 2012	74,328	17,067	48,711	15,951	—	8,597	90,279	17,067	57,308
Revisions of previous estimates	(342)	1,142	7,314	8,263	—	23,512	7,921	1,142	30,826
Improved recovery	209	—	—	—	—	—	209	—	—
Purchases	—	—	—	—	—	—	—	—	—
Extensions and discoveries	10,566	—	2,825	659	—	751	11,225	—	3,576
Production	(12,632)	(846)	(13,020)	(771)	—	(80)	(13,403)	(846)	(13,100)
Sales of minerals in place	(1,086)	—	—	—	—	—	(1,086)	—	—

December 31, 2013	71,043	17,363	45,830	24,102	—	32,780	95,145	17,363	78,610

Revisions of previous estimates	646	(1,317)	31,865	—	—	—	646	(1,317)	31,865
Improved recovery	33	—	2	—	—	—	33	—	2
Purchases	3,282	—	—	99,848	—	179,376	103,130	—	179,376
Extensions and discoveries	6,795	—	11,428	—	—	—	6,795	—	11,428
Production	(12,442)	(1,051)	(12,993)	(4,959)	—	(5,972)	(17,401)	(1,051)	(18,965)
Sales of minerals in place	(3,648)	—	(6,770)	(24,122)	—	(32,845)	(27,770)	—	(39,615)

December 31, 2014	65,709	14,995	69,362	94,869	—	173,339	160,578	14,995	242,701

Net proved developed reserves
End of year 2012	43,394	4,623	35,875	4,021	—	1,951	47,415	4,623	37,826
End of year 2013	43,161	9,929	35,017	4,325	—	5,091	47,486	9,929	40,108
End of year 2014	40,931	8,157	48,321	32,227	—	50,768	73,158	8,157	99,089
Net proved undeveloped reserves
End of year 2012	30,934	12,444	12,836	11,930	—	6,646	42,864	12,444	19,482
End of year 2013	27,882	7,434	10,813	19,777	—	27,689	47,659	7,434	(9,282)
End of year 2014	24,778	6,838	21,041	62,642	—	122,571	87,420	6,838	143,612

The most significant changes to proved reserves estimates (and related changes to standardized measure of future net cash flows described below) occurring between December 31, 2012 and December 31, 2013 related primarily to the addition to previous proved reserves estimates of reserves in the Bakken/Three Forks area in North Dakota. The most significant changes to proved reserves estimates (and related changes to standardized measure of future net cash flows described below) occurring between December 31, 2013 and December 31, 2014 related to the purchase of proved reserves in the Eagle Ford shale in South Texas attributable to the Company's acquisition of Aurora Oil & Gas Limited in June 2014 and the sale of proved reserves as a result of the Company's disposition of its Bakken/Three Forks properties in North Dakota in September 2014.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Baytex's independent reserves evaluator, Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2014 and 2013.

	Commodity Pricing
	2014	2013
WTI crude (US$/bbl)	$94.99	$96.94
Edmonton par (Cdn$/bbl)	$94.84	$92.73
Heavy oil(1) (Cdn$/bbl)	$82.96	$74.22
AECO-C spot price (Cdn$/mmbtu)	$4.60	$3.16
Henry Hub (US$/mmbtu)	$4.30	$3.68
Exchange rate (US$/Cdn$)	0.9100	0.9717

(1)
Heavy oil pricing refers to Western Canadian Select reference price.

The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2014	2013	2014	2013	2014	2013
Future cash inflows	$5,927,985	$5,908,063	$8,246,158	$2,262,625	$14,174,143	$8,170,688
Future production costs	(2,013,766)	(2,446,053)	(2,082,635)	(500,460)	(4,096,401)	(2,946,513)
Future development costs	(659,398)	(647,433)	(1,678,370)	(619,088)	(2,337,768)	(1,266,521)
Future income taxes	(467,661)	(372,089)	(670,916)	(444,121)	(1,138,577)	(816,210)

Future net cash flows	2,787,160	2,442,488	3,814,237	698,956	6,601,397	3,141,444
Deduct:
10% annual discount factor	(869,342)	(742,421)	(1,618,886)	(395,433)	(2,488,228)	(1,137,854)

Standardized measure	$1,917,818	$1,700,067	$2,195,351	$303,523	$4,113,169	$2,003,590

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

As at December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,700,067	$303,523	$2,003,590
Sales, net of production costs	(787,203)	(331,794)	(1,118,997)
Net change in prices and production costs related to future production	(510,709)	—	(510,709)
Changes in previously estimated production costs incurred during the period	2,359	(899,225)	(896,866)
Development costs incurred during the period	388,406	384,465	772,871
Extensions, discoveries and improved recovery, net of related costs	175,968	—	175,968
Revisions of previous quantity estimates	788,598	—	788,598
Sales of reserves in place	(30,069)	(537,424)	(567,493)
Purchases of reserves in place	78,732	3,362,185	3,440,917
Accretion of discount	152,375	47,274	199,649
Net change in income taxes	(40,707)	(133,653)	(174,360)

Balance, end of year	$1,917,817	$2,195,351	$4,113,168

As at December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,727,560	$113,445	$1,841,005
Sales, net of production costs	(716,841)	(44,581)	(761,422)
Net change in prices and production costs related to future production	16,617	16,974	33,591
Changes in previously estimated production costs incurred during the period	80,168	(224,833)	(144,665)
Development costs incurred during the period	467,191	75,176	542,367
Extensions, discoveries and improved recovery, net of related costs	248,269	218,266	466,535
Revisions of previous quantity estimates	(284,204)	244,884	(39,320)
Sales of reserves in place	(7,498)	—	(7,498)
Purchases of reserves in place	—	—	—
Accretion of discount	160,493	18,380	178,873
Net change in income taxes	8,312	(114,188)	(105,876)

Balance, end of year	$1,700,067	$303,523	$2,003,590

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,392,578	$3,039,182	$6,431,760
Unproved properties	124,494	417,546	542,040

Total capital costs	3,517,072	3,456,728	6,973,800
Accumulated depletion and depreciation	(1,258,258)	(189,586)	(1,447,844)

Net capitalized costs	$2,258,814	$3,267,142	$5,525,956

As at December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,047,557	$290,761	$3,338,318
Unproved properties	127,736	35,556	163,292

Total capital costs	3,175,293	326,317	3,501,610
Accumulated depletion and depreciation	(999,832)	(38,207)	(1,038,039)

Net capitalized costs	$2,175,461	$288,110	$2,463,571

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs(1)
Proved properties	$1,005	$2,524,018	$2,525,023
Unproved properties	10,948	392,315	403,263
Property dispositions(2)	(45,816)	(337,314)	(383,130)
Development costs(3)	388,405	370,543	758,948
Exploration costs(4)	5,823	1,299	7,122

Total	$360,365	$2,950,861	$3,311,226

For year ended December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$3,604	$90	$3,694
Unproved properties	707	2,353	3,060
Property dispositions	(45,003)	(833)	(45,836)
Development costs(3)	467,191	75,176	542,367
Exploration costs(4)	7,110	1,423	8,533

Total	$433,609	$78,209	$511,818

(1)
Property acquisition costs include the acquisition of Aurora Oil & Gas Limited.
(2)
Property dispositions include the disposition of assets in North Dakota and in Canada.
(3)
Development and facilities capital expenditures.
(4)
Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2014 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,124,279	$405,618	$1,529,897
Less:
Operating costs, production and mineral taxes	272,515	81,334	353,849
Transportation expense	141,886	—	141,886
Depreciation and depletion	332,108	204,461	536,569

Operating income	377,770	119,823	497,593
Income taxes	195	53,680	53,875

Results of operations(1)	$377,575	$66,143	$443,718

Depletion rate per net boe	16.02	25.30	18.75

For year ended December 31, 2013 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,049,268	$66,142	$1,115,410
Less:
Operating costs, production and mineral taxes	253,958	21,561	275,519
Transportation expense	158,841	—	158,841
Depreciation and depletion	307,845	21,108	328,953

Operating income	328,624	23,473	352,097
Income taxes	—	(6,821)	(6,821)

Results of operations(1)	$328,624	$30,294	$358,918

Depletion rate per net boe	15.63	17.88	15.76

(1)
Excludes corporate overhead and interest costs.

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  Exhibit 99.12